SCHEDULE 14A INFORMATION

   Proxy Statement Pursuant to Section 14(a) of the Securities
             Exchange Act of 1934 (Amendment No.  )

Filed by the Registrant   [   ]

Filed by a Party other than the Registrant [ X ]

Check the appropriate box:

[ X ]  Preliminary Proxy Statement

[   ]  Definitive Proxy Statement

[   ]  Definitive Additional Materials

[   ]  Soliciting Material Pursuant to (S) 240.14a-11(c) or (S)
240.14a-12

[   ]  Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

                       PIER 1
-----------------------------------------------------------------

    (Name of Registrant as Specified In Its Charter)
-----------------------------------------------------------------
(Name of Person(s) Filing Proxy Statement, if other than the Registrant) United Food & Commercial Workers Union Local 99

Payment of Filing Fee (Check the appropriate box):

[ X ]  No fee required.

[   ]  Fee computed on table below per Exchange Act Rules 14a-
6(i)(4) and 0-11.

     (1) Title of each class of securities to which transaction applies:

     (2) Aggregate number of securities to which transaction applies:

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

     (4)  Proposed maximum aggregate value of transaction:

     (5)  Total fee paid:

[   ]  Fee paid previously with preliminary materials.

[   ]  Check box if any part of the fee is offset as provided by
Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount previously paid:

     (2)  Form, Schedule or Registration Statement No.:

     (3)  Filing Party:

     (4)  Date Filed

   <R/>

Date first mailed:

   March 20, 1997<R/>

United Food & Commercial Workers Local 99
2401 N. Central Ave. 2nd Fl.
Phoenix AZ   85004
(602) 572-2149

PLEASE VOTE FOR THE SHAREHOLDER PROPOSAL AGAINST THE POISON PILL at PIER 1 IMPORTS
Annual Stockholders Meeting
June 26, 1997 10am
Ft. Worth Club (tentative site)
Ft. Worth TX

Dear Fellow Pier 1 Shareholder:

     This is to alert you to an upcoming vote on our shareholder proposal recommending the board of directors<R/> rescind the
poison pill put into place without a shareholder vote in December
1994.

     Under this "poison pill" (the so-called "Share Purchase Rights Plan"), if someone acquires 15 percent of stock without the board's blessing (or announces his intent to do so), the board can dilute the acquiror's interest by allowing other existing holders to exercise a Right to buy stock worth twice the market value of the Right's exercise price.



     In 1996, shareholder support for proposals opposing pills increased to 53.4%, the highest support of any issue that proxy season. Such proposals received 8 majority votes in 1996:
Weyerhauser, Rite Aid, Fleming, SuperValu, Rowan, Baker Hughes, Ryder and Consolidated Natural Gas. FN1

     Mark Boyar is a New York investment manager whose firm held
350,000 shares of Pier 1 last year. He has no connection to our organization.

    In last year's proxy statement, Boyar
criticized management for "pursuing various actions which appear to contribute to the poor performance of Pier 1 stock, including, among other things, adopting a 'poison pill . . . ."  We too believe that a poison pill is likely to retard a company's stock price because it makes the company less attractive to buyers who would prefer to be able to buy a large stake rather than a few shares. <R/>

     Don't be misled by what management called "independent studies" in 1988 touting poison pills.

    We believe management
is referring to studies by Georgeson & Co., which is a proxy soliciting firm (which usually works for managements) not a truly-independent research organization.<R/>

     Georgeson first claimed pills result in shareholders receiving a higher takeover premium. While of course a pill might force the acquiror to pay more in order to accomplish the acquisition, that very same fact naturally means fewer acquirors will bother attempting an acquisition.

     Harvard Professor John Pound noted, "The methodology is severely flawed and fundamentally dishonest. The study explicitly excludes those targets that used pills to defeat bids. These are the firm where pills hurt shareholders the most." FN2

    Georgeson also claimed companies with pills had better stock performance than those without in the period 12/85-9/87. However, many firms in the pill group did not adopt pills until the end of this time period or afterwards. Thus Pound notes, "So what [Georgeson was] measuring in many cases is performance that has nothing to do with the adoption of poison pills, but rather what occurred before the poison pills were adopted."



FN1: Source: IRRC, based on the 14 companies reporting their vote as of 9/13/96. The proposals did not pass at Wellman and CNG because these companies include abstentions in their totals.



   FN2 Source: Press release from United Shareholders
Association, 4/5/88, available on PR Newswire. Neither Prof.
Pound nor the other sources quoted herein are participants in this solicitation. They have not been consulted regarding these quotations nor consented thereto. <R/>

     When Pound analyzed the data with any eye to the date of pill adoption, Georgeson's results vanished: "those companies with pills outperformed the control group until they adopted pills and only matched the performance of the control group after the fact." FN3

     In our view, the market for Pier 1 stock should not be artificially restricted by management. Shareholders are adults: thus we believe they should be able to decide for themselves whether to accept an offer for their stock without interference from management in the form of a pill.

     Wayne Huizenga, co-founder of Blockbuster and Waste
Management (WMX), has the following views on poison pills, according to Business Week reporter Gail DeGeorge:

     He didn't believe in staggered boards, golden parachutes, poison pills, or any of the other anti-takeover remedies adopted by U.S. corporations. "The best thing for shareholders is if someone wants to come in and make a run at the company, let them make a run. Run the price up, that's what my job was * * * All these chairmen that want to put this in place and that in place, they all want to save their jobs. I don't care about my job."FN4



   We will make the following proposal:

     RESOLVED, that shareholders recommend the board rescind the poison pill ("common stock purchase rights") plan which it adopted in 1994 without a shareholder vote.

Another factor raising a question as to whether the pill is truly in shareholders' best interests is the makeup of the Pier 1 board which adopted the pill. For example, Heritage Media CEO James Hoak has been on Pier 1's board while Pier 1 CEO Johnson has been on the Heritage board. Other relationships are outlined in the company's prior proxy statements.FN5





    FN3 New York Times 1/4/89 at D5.<R/>

FN4: The Making of a Blockbuster (1996) at 211.

FN5: We incorporate these by reference herein and will make a copy available upon request of any shareholder to the address or phone above.
<R/>

VOTING PROCEDURE AND VOTING RIGHTS



        We asked management to include this proposal in the proxy card it will be sending you. We do not know if it will do so. We intend to circulate our own proxy card once management releases the information necessary for us to prepare such a card (names of nominees for election, etc.), at which time we will send you a revised proxy statement and card.
<R/>

       You may revoke a proxy vote any time before the tally by
(1) executing a later proxy card; (2) appearing at the meeting to vote, or (3) delivering the proxyholder or the Company's secretary written notice of revocation prior to the date of the meeting.

    The Company's offices are at 301 Commerce St. #600,
Ft. Worth TX 76102, tel. (817) 878-8250; fax 334-0191.

       We will keep the content of all cards we receive confidential from everyone except our staff, except that at the meeting our cards must be presented to the company's tabulator in order to be counted.



     The proposal is precatory in nature and would not bind the board. Adoption of the proposal requires an affirmative vote by a majority of shares present or represented by proxy at the meeting. Each share of common stock has one vote on each matter up for a vote. According to the company's 1996 proxy statement, abstentions have the same effect as voting against a matter, and votes withheld, including broker non-votes, are not treated as shares present. <R/>

SOLICITATION

    The participants in this solicitation are United
Food & Commercial Workers Local 99 (which owns 148 shares of company common stock), and its staff (not owners themselves). We expect to spend about $2000 on the solicitation. We represent employees in the Arizona retail food industry, and are in negotiations over a successor contract for one Albertson's store. We are organizing other Albertson's stores over management opposition in what we feel are improper forms.FN6.



    FN6: Over 1400 Albertsons employees around the country have reportedly signed declarations claiming they worked "off the clock" (without compensation). Two class action lawsuits are pending against Albertson's over this matter. The National Labor Relations Board reports issuing about 47 complaints against Albertson's since 1/93. Albertson's campaigns against us in the workplaces but refuses to allow us access to the employees to respond, even to breakrooms. With us it refuses to use the expeditious card-check union recognition procedures it uses in several other states, instead insisting on formal Labor Board proceedings. We do not claim these tactics are unlawful, but in our view they cost more time and money for all concerned, including shareholders. <R/>

Pier 1 CEO Clark Johnson is an Albertson's director. We do not ask for your support in the Albertson's dispute, and do not believe it relevant to how you should vote on a corporate governance proposal. Even if the labor problems are resolved, we will present the proposal and your proxy cards at the shareholders meeting.

   We pursued corporate governance
proposals last year at Pier 1 and other companies connected to Albertson's through their boards, and will do so again this year
(at Boeing, Boise Cascade, Heritage Media, Questar and TIS
Mortgage).<R/>

RECORD DATE/NUMBER OF OUTSTANDING SHARES/SECURITY OWNERSHIP OF
DIRECTORS AND EXECUTIVE OFFICERS/EXECUTIVE COMPENSATION/ELECTION
OF DIRECTORS AND ANY OTHER MATTERS FOR SHAREHOLDER VOTE



     Current information on these subjects is not available to us. We incorporate herein by reference the information contained on these subjects in management's 1996 proxy statement. Copies are available upon request by contacting us at the number and address above. More current information on these matters will be contained in management's upcoming proxy statement.

SHAREHOLDER PROPOSALS FOR 1998 MEETING

     Owners of more than $1000 worth of company stock for more than a year have the right to have a proposal and supporting statement appears in management's materials. The deadline for submission of such a proposal is probably mid-January, 1998 (the exact date will appear in the company's upcoming proxy statement).
<R/>
PLEASE VOTE FOR THE PROPOSAL TO RESCIND THE POISON PILL UNLESS SHAREHOLDERS GET A VOTE

                                     Sincerely,
                                     William McDonough
                                     President UFCW 99